OLD MUTUAL EMERGING MANAGERS INSTITUTIONAL FUND, L.L.C.
c/o Larch Lane Advisors LLC
800 Westchester Avenue, S-618
Rye Brook, New York 10573

July 27, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505
Attention:  John Grzeskiewicz

Re: Old Mutual Emerging Managers Institutional Fund, L.L.C. (the "Registrant")
Registration File No. 333-165528

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form N-2 be accelerated so that it will be declared effective on July 28, 2010 or as soon as practicable thereafter.

Please notify George M. Silfen, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2131 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

OLD MUTUAL EMERGING MANAGERS INSTITUTIONAL FUND, L.L.C.

By:	/s/ Ross Weissman
Name: Ross Weissman
Title: CFO

OLD MUTUAL INVESTMENT PARTNERS

By:	/s/ Matthew S. Appelstein
Name: Matthew S. Appelstein
Title: President